[	News Release
TSX:RMX | NYSE Amex:RBY September 16, 2009

Rubicon Minerals Added to S&P/TSX Global Mining Index

Rubicon Minerals (RMX.TSX: RBY.NYSE-AMEX) is pleased to announce that it has been added to the S&P/TSX Global Mining Index effective at the open on Monday, September 21, 2009.  As well, the company has also been added to the S&P/TSX Small Cap Index and the S&P/TSX Global Base Metals Index.

David Adamson, President and CEO said: ”These are important and prestigious milestones for the company which will give us greater investor recognition.”

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 23.8% of the issued shares of the Company.